Management Discussion and Analysis

(expressed in United States dollars)

Years ended December 31, 2012 and 2011

CANARC RESOURCE CORP.

(the “Company”)

Fourth Quarter Report

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0 Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated statement of financial position as at December 31, 2012 and 2011 and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 22, 2013 unless otherwise indicated.

1.1 Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada and the United States.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

1.2 Overall Performance

The Company currently only owns a direct interest in the precious metal property, known as the New Polaris property (British Columbia), and has property option agreements to earn interests in the Tay-LP property (Yukon) and the Windfall Hills properties (British Columbia), and wrote-off the Devil’s Thumb property (British Columbia) in the third quarter of fiscal 2012.

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

In 2007, the Company retained Moose Mountain Technical Services (“Moose Mountain”) and Giroux Consultants Limited to update resource estimates for the New Polaris gold project. Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Resource Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The New Polaris Resource Report is available at www.sedar.com.

Based upon the New Polaris Resource Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
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CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

* ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists. The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals. For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred. A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database. On this basis, a total of 10 gold assays were capped at 63 g/t.

In April 2011, the Company completed an updated NI 43-101 preliminary economic assessment report by Moose Mountain for the New Polaris gold project (the “New Polaris Preliminary Economic Report”). The New Polaris Preliminary Economic Report is available at www.sedar.com.

The preliminary economic assessment is based upon building and operating a 600 tonne per day gold mine, averaging 72,000 ounces gold per year. The updated parameters in the base case economic model includes a gold price of US$1,200 per oz, CAD$/US$ foreign exchange rate of 1.00, cash costs of US$481 per oz, and a cut-off grade 7 grams per tonne. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$129.8 million using a discount rate of 5%, an after-tax internal rate of return of 31.4%, and a pay-back period of 2.5 years. Given its conceptual nature, there is no certainty that the preliminary economic assessment will be realized.

The base case mine model in the New Polaris Preliminary Economic Report is summarized below (stated in Canadian dollars):

Scheduled Resources	1,056,000 tonnes measured and indicated grading 11.7 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Page3

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year
Mine life	10 years

The base case financial parameters are (in Canadian dollars):
Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CA$ 1.00
Capital Cost	$101.1 million
Cash Cost	US$ 481 per oz (excluding offsites)

	Pre-Tax	After-Tax
Cash Flow (LoM)	$280.8 million	$188.1 million
Net Present Value (NPV)
NPV (5%)	$197.2 million	$129.8 million
NPV (8%)	$160.0 million	$103.7 million
NPV (10%)	$139.3 million	$ 89.0 million

	Pre-Tax	After Tax
Internal Rate of Return	38.1%	31.4%
Payback Period	2.41 years	2.51 years

The net present values are life of mine net cash flows shown at various discount rates. The internal rates of return assume 100% equity financing. Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	Cash Flow	NPV @ 5%	NPV @ 8%
	CAD$ (000)s	CAD$ (000)s	CAD$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
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CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold project cannot yet be considered to have proven economic viability. However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

The Company had initiated its efforts on the application for an underground development and exploration program at the New Polaris project in 2011 and early 2012, which ceased due to the lack of cash resources.

In July 2012 the Company significantly reduced the estimated cost of the proposed work program to complete a feasibility study for commercial development of the New Polaris project from CAD$26 million to approximately CAD$9 million. The Company previously planned a CAD$26 million work program which included underground mine development in order to complete a feasibility study for the project. Under the revised program, the underground mine development work will be deferred to the post-feasibility mine development program. Instead, the Company plans to carry out an additional 15,000 meters of infill core drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility. About CAD$4 million of the CAD$9 million revised cost is related to drilling and the balance is related to permitting and engineering. The proposed work program to complete a feasibility study is subject to securing a partner for the project and/or financing.

In late September 2012, the Company granted Canford Capital Inc. (“Canford”) a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. The Company will be the manager of the project during the option period. Pursuant to an agreement to form a Strategic Mine Acquisition Partnership (“SMAP”) dated February 1, 2013, the Company shall grant Canford a further 60-day period of exclusivity on the date on which the Company closes an acquisition opportunity subject to the execution of a formal SMAP agreement on or before March 1, 2013. However, in March 2013, no formal SMAP agreement was executed, and Canford has not yet been able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project. The Company continues to pursue alternative sources of financing and joint venture partner for the New Polaris project.

Page5

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Tay-LP property (Yukon, Canada)

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period, which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period. In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year. If the Company does not proceed with the second stage, then a joint venture would be formed. The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to net smelter returns (“NSR”) totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

In October 2012, the Company amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

In late March 2010, the Company entered into a property option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement in March 2011.

Cash payments of CAD$75,000 were paid in 2011 for property option payments. The Company issued 215,580 common shares at a value of CAD$0.116 per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property for 2011.

Cash payments of CAD$25,000 in property option obligation and CAD$25,000 in advance NSR royalty were paid in December 2012.

The Company completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in 2009. The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay LP which identified several new EM conductors and magnetic anomalies within prospective geological settings. In March 2011, Cap-Ex terminated its property option agreement with the Company.

Page6

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

The Company completed the permitting process for exploration work at the Tay LP property in 2012, and the new anomalies will require ground follow up and test new targets in 2013 prior to drilling, subject to financing.

Relief Canyon project (Nevada, USA)

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada. The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011. As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period. If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals. The bridge loan was to close on or before February 3, 2011, mature in one year, bear simple annual interest rate of 12%, and secured by a first charge on the Relief Canyon gold mine assets. If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals. At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10 day average closing price on the Toronto Stock Exchange (“TSX”).

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project. In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company. The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

In May 2011, the Company entered into an agreement for sale of the assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by the Company.

Windfall Hills property (British Columbia, Canada)

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. The Company can acquire a 100% interest in the Atna properties by making $750,000 in cash payments over a four year period, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid.

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CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

The Company completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry. Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling in 2013, subject to financing.

Devil’s Thumb property (British Columbia, Canada)

In May 2011, the Company staked three gold properties totalling 17,175 hectares northeast of its Windfall Hills properties in central British Columbia. The Company wrote-off the property in the third quarter of 2012.

Sara Kreek project (Suriname)

Prior to 2006, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), the company that holds the Sara Kreek concession in the Republic of Suriname. On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. to transfer the Company’s interest in Sara Kreek Resource. In settlement for all claims, loans and advances owed to the Company, the Company received a cash payment of $400,000 in 2006, and shall receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011. The Company has received $50,000 in annual royalties from 2006 to 2011.

Other Matters

The Company arranged demand loans of $200,380 from certain directors and an officer of the Company in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October 2012, the Company repaid $212,550 in principal amounts of notes payable. Then in December 2012, the Company repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

In March 2012, the Company granted 1,400,000 stock options with an exercise price of CAD$0.10 and an expiry date of March 23, 2012, and are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

In June 2012, the Company retained Primary Capital Inc. (“Primary Capital”) as its financial advisor for the purpose of evaluating strategic alternatives to enhance shareholder value including strategic partnerships to advance the New Polaris project, evaluation of acquisition opportunities for accretive growth, and independent fairness opinion for any proposed transactions.

At the Company’s Annual General Meeting held on June 5, 2012, Messrs. Bradford Cooke, William Price, Leonard Harris and Bruce Bried were re-elected as Directors of the Company for the ensuing year. Shareholder approval was also provided for the Company’s amended Stock Option Plan.

In June 2012, the Company granted 1,460,000 stock options with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012.

On September 28, 2012, the Company closed a brokered private placement with Canaccord Genuity Corp. (“Canaccord”) acting as the agent for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at $0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500. Canford is the sole subscriber in the private placement and has become an insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company at that time.

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CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units, and the second tranche on January 11, 2013 for 600,000 units, and the final tranche on January 18, 2013 for 1 million units. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until December 19, 2014 for 4.5 million warrants and until January 11, 2015 for 600,000 warrants and until January 18, 2015 for 1 million warrants, and at $0.20 per share for the remaining 12 months until December 19, 2015 for 4.5 million warrants and until January 11, 2016 for 600,000 warrants and until January 18, 2016 for 1 million warrants. The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of each tranche of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

In February 2013, the Company entered into a SMAP with Canford for the purpose of acquiring, expanding and operating gold mines in North America (the “Acquisition Opportunities”). The main parameters of the SMAP agreement are as follows:

(1)	Canarc will be the manager of the SMAP, and will identify and evaluate each Acquisition Opportunity including the timing and capital required;
(2)	Once Canarc and Canford agree to pursue a particular Acquisition Opportunity, Canarc will complete the due diligence on behalf of the SMAP and Canford will then arrange 100% of the debt financing required by the SMAP;
(3)	Upon closing each Acquisition Opportunity, Canford will own a 51% interest and Canarc will own a 49% interest therein until the debt financing is repaid in full;
(4)	Upon repayment of the debt financing, Canarc will then own a 51% interest and Canford will own a 49% interest therein;
(5)	Canford will exercise its warrants for 5.65 million common shares of Canarc with an exercise price of CAD$0.15 for total proceeds of CAD$847,500, on the date of closing of the first Acquisition Opportunity; and
(6)	Canarc will grant Canford a further 60 day period of exclusivity to execute a property option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a CAD$30 million investment in exploration and development, as previously agreed, on the date of closing of the first Acquisition Opportunity.

This Agreement will be binding upon both Canarc and Canford until it is replaced by a more formal Strategic Joint Venture Partnership Agreement. Canarc and Canford agree to use their respective commercially reasonable best efforts to complete a more formal Strategic Mine Acquisition Partnership Agreement on or before March 1, 2013. However, in March 2013, no formal SMAP agreement was executed, and Canford had not yet been able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project nor for the SMAP to acquire operating gold mines in North America. The Company continues to pursue alternative sources of financing for the New Polaris project and for the acquisition of operating gold mines.

The Shareholders Update included in the Company’s audited consolidated financial statements for the year ended December 31, 2012 provides further review of the Company’s overall performance for fiscal 2012 and outlook for fiscal 2013.

Page9

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Years ended December 31,
(in $000s except per share amounts)	2012	2011	2010

Total revenues	$ -	$ -	$ -

Loss before discontinued operations and extraordinary items:
(i) Total	$ (1,206)	$ (1,209)	$ (1,396)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.02)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.02)

Net loss:
(i) Total	$ (1,206)	$ (1,209)	$ (1,396)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.02)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.02)

Total assets	$ 13,983	$ 13,277	$ 13,900
Total long-term liabilities	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -

1.4 Results of Operations

Fourth Quarter of Fiscal 2012 – Year ended December 31, 2012 compared with December 31, 2011

The Company incurred a net loss of $1.2 million for the year ended December 31, 2012 which is comparable to the net loss of $1.2 million in fiscal 2011, although operating losses were higher in the current year and net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses continued to be incurred for ongoing activities of the Company in seeking an appropriate joint venture partner for the New Polaris property and in pursuing new projects of merit.

Corporate development expenses were negligible in first three quarters of 2012 as cash constraints curtailed such efforts. The closing of the equity financing in September 2012 allowed the Company to actively pursue due diligence efforts in a gold operating project in the fourth quarter, including site visits to the prospective project and to the New Polaris project with Canford. However these expenses were higher in 2011 which were attributable to the Relief Canyon project and the acquisition of an assay laboratory which was later disposed for full recovery of all out-of-pocket expenses. Corporate development activities in 2011 were successful in the acquisition of option interests in the Windfall Hills properties and the staking of additional properties nearby, as the Company expanded its portfolio of strategic exploration projects in Canada during 2011.

Remuneration for employees was higher in 2012 as the Company continued to evaluate gold projects for acquisition purposes and to seek possible partners for the New Polaris project. Exploration activities were lower in 2012 than in 2011 resulting in lower employee allocations to the Company’s various mineral exploration projects or conversely employee remuneration in operations would be higher. Increases in executive management compensation were in effect in mid-2011 to ensure key personnel retention which were determined to be competitive with comparable companies involved in mineral exploration in terms of relative size and status of projects.

Page10

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

General and administrative expenses were marginally lower in 2012 than 2011 as the Company reduced discretionary expenses due to limited cash for most of 2012. In the first quarter of fiscal 2011, legal fees were incurred in the Company’s bid for the Relief Canyon project, its acquisition of the assay laboratory in February 2011 including all title and permitting issues and to its subsequent sale in May 2011, and due to the convertible debenture with Effisolar in February 2011 which was converted into common shares in March 2011. Certain of these costs in the first quarter of 2011 were later recovered when the Company disposed of the assay laboratory in May 2011. As included in general and administrative expenses, legal services rendered were lower in 2012 as the Company reduced in level of corporate activity which would necessitate legal services while regulatory expenses were higher from filing fees.

Shareholder relations activities increased in 2012 so as to promote greater awareness of the profile of the Company and its portfolio of projects, especially the New Polaris project with its revised preliminary economic assessment which indicated conceptually the project’s stronger financial viability due to heightened gold prices, and its other mineral property interests in Tay-LP and Windfall Hills. The focus of the shareholder relations program in 2012 was to expand the market awareness of the Company and its base of shareholders, so as to allow the Company to advance its New Polaris project through a joint venture or strategic partnership. These efforts continue to attract expressions of interests in the Company’s New Polaris project, and would supplement the financial advisory services from Primary Capital in evaluating strategic alternatives to enhance shareholder value for the Company. Also such activities provided the catalyst for the brokered private placement for CAD$1.13 million with Canaccord as agent and with Canford as the single subscriber which became an Insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company at the closing date of the financing in September 2012, and a 120-day period of exclusivity for Canford to complete its due diligence and to execute a property option agreement for Canford to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. This relationship between the Company and Canford transitioned into a SMAP in February 2013 in which such relationship ended in March 2013.

Share-based payments were lower in 2012 than in 2011, mainly due to the 1,460,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012. No probable likelihood of a material transaction was attributed to these June 2012 stock option grants, and therefore no share-based payments were recognized. Also forfeiture of unvested stock options in June 2012 was from the retirement of a director which further reduced share-based payments.

The higher operating losses in 2012 were offset by the realized gain of $77,000 from the disposition of available-for-sale securities. The disposition of Cap-Ex shares provided proceeds of CAD$92,400 for working capital in the first quarter.

Interest expense was higher in 2012 than in 2011 from the compounding effects of interest accruals for existing and additional demand loans and for the estimated flow through indemnity obligation from ineligible Canadian exploration expenditures for flow-through purposes. During year ended December 31, 2012, the total principal of demand loans increased by $358,000 thereby increasing interest expense for the current year as the demand loans bore the same interest rate. All demand loans were settled in full in the fourth quarter of 2012.

Due diligence costs of $60,000 in 2011 were incurred for the Company’s $20,000 bi-weekly obligation to Firstgold during the due diligence period for the Relief Canyon project.

The Company wrote-off its interest in the Devil’s Thumb property in the third quarter of 2012.

The deferred income tax recovery is a provision for the difference between the accounting basis and tax basis of assets and tax pools, and for the recognition at the date of actual renunciation, by a reduction in the amount included in share capital for the flow-through shares for the deferred income taxes related to the deductions foregone by the Company. In 2009, the Company raised flow-through equity financing from a private placement for approximately CAD$480,000 of which CAD$475,239 were renounced on February 24, 2010. On February 22, 2011, the Company renounced CAD$4,761 in exploration expenditures for flow-through purposes, resulting in a deferred income tax recovery of $1,200.

Page11

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

As at December 31, 2012, the Company has mineral property interests which are comprised of the following:

	British Columbia (Canada)			Yukon (Canada)
($000s)	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total

Acquisition Costs:

Balance, December 31, 2010	$ 3,605	$ -	$ -	$ 74	$ 3,679
Additions	-	67	6	72	145
Adjustments from change in functional currency	295	-	-	-	295
Balance, December 31, 2011	3,900	67	6	146	4,119
Additions	-	141	-	25	166
Foreign currency translation adjustment	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	$ 3,905	$ 210	$ -	$ 174	$ 4,289

Deferred Exploration Expenditures:

Balance, December 31, 2010	$ 8,660	$ -	$ -	$ 385	$ 9,045
Additions	166	106	15	48	335
Adjustments from change in functional currency	(541)	-	-	(10)	(551)
Balance, December 31, 2011	8,285	106	15	423	8,829
Additions	118	9	5	62	194
Foreign currency translation adjustment	240	2	1	10	253
Write-off	-	-	(21)	-	(21)
Balance, December 31, 2012	$ 8,643	$ 117	$ -	$ 495	$ 9,255

Mineral property interests:
Balance, December 31, 2011	$ 12,185	$ 173	$ 21	$ 569	$ 12,948
Balance, December 31, 2012	12,548	327	-	669	13,544

1.5 Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2012. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

Page12

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

(in $000s except	2012				2011				2010
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Loss before
discontinued operations and
extraordinary items:
(i) Total	$ (356)	$ (348)	$ (281)	$ (221)	$ (323)	$ (283)	$ (280)	$ (323)	$ (1,473)
(ii) Basic per share	$ (0.01)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.02)
(iii) Fully diluted
per share	$ (0.01)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.02)

Net loss:
(i) Total	$ (356)	$ (348)	$ (281)	$ (221)	$ (323)	$ (283)	$ (280)	$ (323)	$ (1,473)
(ii) Basic per share	$ (0.01)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.02)
(iii) Fully diluted
per share	$ (0.01)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -	$ (0.02)

Total assets	$ 13,983	$ 14,790	$ 13,293	$ 13,582	$ 13,277	$ 13,019	$ 14,203	$ 14,349	$ 13,900
Total long-term liabilities	$ -	$ -	$ -	$ -	$ -	$ 113	$ 123	$ 123	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

1.6 Liquidity

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	December 31,
(in $000s)	2012	2011

Cash	$ 170	$ 45
Working capital (deficiency)	$ (589)	$ (577)

Page13

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company. The loans were repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza at CAD$0.25 per share of Caza which had been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.

The Company arranged demand loans of $200,380 from certain directors and an officer of the Company in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October 2012, the Company repaid $212,550 in principal amounts of notes payable. Then in December 2012, the Company repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

In January and February 2012, the Company disposed its interest in Cap-Ex shares which provided proceeds of CAD$92,400 for working capital.

On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant.

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for cumulative gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units for proceeds of CAD$495,000, and the second tranche on January 11, 2013 for 600,000 units for proceeds of CAD$66,000, and the final tranche on January 18, 2013 for 1 million units for proceeds of CAD$110,000.

For the year ended December 31, 2012, the Company received proceeds of CAD$35,600 from the exercise of stock options for 346,000 common shares, all of which were exercised in March and April 2012.

The working capital deficiency of $589,000 at December 31, 2012 includes estimated flow-through indemnities of $209,000.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at December 31, 2012. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7 Capital Resources

At December 31, 2012, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Page14

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris:
Net profit interest reduction						150,000
or buydown

Tay-LP:
December 15, 2013			$ 375
December 15, 2014	$ 850		600

Annual advance royalty payments
until commercial production				$ 25

Net smelter reduction from 3% to 1.5%					$ 1,950

Windfall Hills:

Atna properties:
January 21, 2013 (paid)		$ 8
February 21, 2013 (paid)		8
March 21, 2013 (paid)		9
April 21, 2013		150
April 21, 2014		200
April 21, 2015		250

Dunn properties:
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$ 1,060	$ 625	$ 975	$ 25	$ 1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In late September 2012, the Company had granted Canford a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. This transitioned into a SMAP in February 2013 which was terminated in March 2013. Item 1.2 provides further details.

The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.8 Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire on April 30, 2015.

Page15

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9 Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during year ended December 31, 2012, 2011 and 2010:

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2012	2011	2010	2012	2011

Key management compensation:
Executive salaries and remuneration (1)	$ 592	$ 473	$ 291	$ -	$ (14)
Directors fees	35	40	39	(185)	(146)
Share-based payments	89	212	116	-	-
	$ 716	$ 725	$ 446	$ (185)	$ (160)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 82	$ 72	$ 71	$ (107)	$ (83)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$ 36	$ 55	$ 88	$ (11)	$ (16)

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

Amounts which are incurred to related parties are in the normal course of business. The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis. Any balances due to related parties are payable on demand.

Page16

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Details of demand loans from related parties are provided in Items 1.2, 1.4 and 1.6.

1.10 Fourth Quarter

Items 1.2, 1.4, 1.5, 1.6 and 1.7 provide further details for the fourth quarter of fiscal 2012.

1.11 Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12 Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast significant doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 in accrued interests related to the indemnities. Should the estimate change in the future, it may affect future results of operations and cash flows.

Page17

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

1.13 Changes in Accounting Policies including Initial Adoption

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f) of the audited consolidated financial statements for the year ended December 31, 2012.

1.14 Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-	cash as financial assets at fair value through profit or loss (“FVTPL”),
-	marketable securities and long term investments as available-for-sale (“AFS”) financial assets,
-	receivables as loans and receivables,
-	royalties receivable as loans and receivables,
-	accounts payable and accrued liabilities, notes payables and flow-through obligations as other financial liabilities, and
-	derivative liability for warrants as derivative financial liabilities.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash and marketable securities are measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they are recorded at cost. All gains and losses are included in operations in the period in which they arise.

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, goods and services and harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

Page18

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2013.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its consolidated financial statements are stated in U.S. dollars.

At December 31, 2012, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

($000s)	Held in Canadian dollars

Cash	$ 73
Accounts payable and accrued liabilities	(512)

Net assets (liabilities)	$ (439)

Based upon the above net exposure as at December 31, 2012 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $43,900 in cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)           Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Page19

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s audited consolidated financial statements for the years ended December 31, 2012 and December 31, 2011.

1.15.2 Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2012 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2011	94,096,171	$ 58,258
Issued:
Private placement, net of share issue costs	15,800,000	1,363
Exercise of stock options	346,000	61
Balance at December 31, 2012	110,242,171	$ 59,682

At March 22, 2013, there were 112,818,195 common shares issued and outstanding.

At December 31, 2012, the Company had outstanding stock options to purchase an aggregate 9,999,000 common shares as follows:

Page20

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

	2012
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of year	10,115,000	$0.24
Granted	2,860,000	$0.12
Exercised	(346,000)	$0.10
Forfeited	(145,000)	$0.13
Expired	(2,485,000)	$0.49
Outstanding balance, end of year	9,999,000	$0.15

Exercise price range (CAD$)	$0.10 - $0.29

At December 31, 2012, 9,999,000 stock options are outstanding of which 7,721,000 stock options are exercisable.

In March 2012, the Company granted 1,400,000 stock options with an exercise price of CAD$0.10 and an expiry date of March 23, 2013, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

In June 2012, the Company granted 1,460,000 stock options with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012.

At March 22, 2013, stock options for 8,530,000 common shares remain outstanding of which 6,661,000 stock options are exercisable.

At December 31, 2012, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012

$0.22	June 13, 2012	4,250,000	-	-	(4,250,000)	-

$0.15 /	until September 28, 2014	-	11,300,000	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	-	904,000	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	-	4,500,000	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

		4,250,000	16,704,000	-	(4,250,000)	16,704,000

Page21

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

(1)	These warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(3)	These warrants are subject to an accelerated expiry whereby if after April 20, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

At March 22, 2013, warrants for 18,304,000 common shares remain outstanding.

1.16 Outlook

The Company will continue to depend upon equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the 2013 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17 Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Page22

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on‑site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s mineral property interests can be mined at a profit.

Page23

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

The acquisition of title to mineral properties is a very detailed and time‑consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave‑ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Page24

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties have been located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company’s property and related contracts may be denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Page25

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2012, the Company had 110,242,171 common shares and 9,999,000 outstanding share purchase options and 16,704,000 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2012, securities that could be dilutive represented approximately 24.2% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 31, 2012 closing market price of CAD$0.13 for the Company’s shares, which would accordingly result in dilution to existing shareholders if exercised.

1.18 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s audited consolidated financial statements for the year ended December 31, 2012 and this MD&A, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that the design and operation of the Company’s internal disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed. In December 2007, the Company has hired a consultant to design and implement internal controls over financial reporting.

Management concluded that the audited consolidated financial statements for the year ended December 31, 2012 fairly present the Company’s financial position and its financial performance for the period then ended.

Page26

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2012

(expressed in United States dollars)

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.